UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                     Sequential
 Exhibit                       Description                          Page Number
 -------                       -----------                          -----------

   1.                 Press release, dated January 27, 2003               3





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
                                                                       EXHIBIT 1

CONTACTS
Dafna Gruber, CFO                         Carmen Deville
+972 3 645 6252                           760-517-3188
760-517-3187
dafna.gruber@alvarion.com                 carmen.deville@alvarion.com
-------------------------                 ---------------------------


                                                           FOR IMMEDIATE RELEASE



 INCUMBENT OPERATOR TELECOM NAMIBIA PLACES FOLLOW-ON ORDER FOR ALVARION SYSTEMS
 ------------------------------------------------------------------------------
                               VALUED AT OVER $1M
                               ------------------

                                     ------

       Already Deployed Successfully in 15 Sites, National Carrier Extends
                     Alvarion Network to 3 Additional Sites

                                     ------

           TEL - AVIV, ISRAEL, JANUARY 27, 2004 - ALVARION LTD. (NASDAQ: ALVR), the global leader in wireless broadband solutions, announced today that Telecom Namibia has placed a follow-on order worth over $1M for Alvarion MGW systems operating in the 3.5GHz band. Telecom Namibia first chose MGW in 2000 to bring affordable Toll Quality Voice and Voice-Band Data to many of its service areas. Delighted with its performance throughout Namibia's capital city, Windhoek, Mariental, and other urban and rural areas, it is now expanding the deployment to 3 additional sites in Northern Namibia.

Established in 1992, Telecom Namibia Ltd. is wholly owned by the Government of the Republic of Namibia and is the country's leading supplier of voice, text, data, and video solutions.

Commenting on the news, Mr. Heinrich Bader, General Manager, Network Development, Implementation & Technology Operations of Telecom Namibia said, "Our choice of Alvarion's excellent technology was based on three factors: its suitability for supporting both telephony and data services, its attractive performance, and Alvarion's reputation for excellent professional services. Our experience over the last two years has exceeded our expectations in each of these realms. The network has proven to be quick and affordable to set up, performs flawlessly, and the dedicated support has made all the difference. As we extend our toll-quality services to new regions, we have also begun to investigate Alvarion's entire product portfolio with an eye towards bringing wireless broadband access services to Namibia."


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
Tzvika Friedman, President and COO of Alvarion, added, "We are pleased that our products have delivered such value to Telecom Namibia, and look forward to continued cooperation with this important incumbent operator. Our growing relationship with Telecom Namibia demonstrates that our combination voice-and-data offerings are winning solutions for developing regions like Africa. With the broadest portfolio of broadband wireless solutions available, we give telco's an unparalleled variety of options for establishing new infrastructure quickly and affordably. We are excited that Telecom Namibia has begun evaluating ways to take advantage of additional Alvarion solutions, and are working to ensure the complete success of their new network deployment."

                                      # # #

ABOUT TELECOM NAMIBIA
---------------------
Telecom Namibia Ltd., the national telecommunications operator of the Republic of Namibia, is wholly owned by the Government of the Republic of Namibia, and functions commercially as a subsidiary of Namibia Post and Telecom Holdings Ltd. A customer-oriented company, Telecom Namibia is Namibia's leading supplier of voice, text, data and video solutions, which it offers via Namibia's largest Digital Telecommunication Network.

For more information, visit Telecom Namibia's website at http://www.telecom.na

ABOUT ALVARION
--------------
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


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
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.


     YOU MAY REGISTER TO RECEIVE ALVARION'S FUTURE PRESS RELEASES OR AN INVESTOR KIT INCLUDING BY CONTACTING CARMEN DEVILLE, INVESTOR RELATIONS:
     CARMEN.DEVILLE@ALVARION.COM OR 760-517-3188.



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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ALVARION LTD.



Date: January 27, 2004                     By: /s/ Dafna Gruber
                                               ---------------------------------
                                           Name:   Dafna Gruber
                                           Title:  Chief Financial Officer




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